Filed by Retail Properties of America, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Retail Properties of America, Inc.

Commission File No.: 001-35481

RPAI EMPLOYEE FAQS

1)	What was announced today?

•	We have entered into a definitive agreement to merge with Kite Realty Group (NYSE: KRG), creating a pre-eminent open-air shopping center real estate platform.

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Merging these industry-leading open-air retail real estate platforms results in a highly complementary portfolio of assets and a broader pipeline of value-enhancing growth and redevelopment opportunities.

2)	Who is Kite Realty Group?

•	Similar to RPAI, KRG is a leading shopping center REIT that owns, manages, acquires, develops, and redevelops retail and mixed-use properties across the country.

•	As of March 31, 2021, KRG’s portfolio comprised 83 properties totaling approximately 11.7 million square feet.

•	The alignment of our respective portfolios opens the combined organization to new avenues of growth that will benefit all our stakeholders.

3)	How will the combined company be structured and what will the portfolio look like?

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When the transaction closes, the combined company will own a diverse collection of 185 open-air and neighborhood and community shopping centers and mixed-use assets comprising over 31.6 million square feet of gross leasable area. These properties will be primarily concentrated in the top metropolitan markets in the United States, where we continue to see strong demand from retailers for the type of high-quality space that we own.

•	The combined company will retain the KRG name, continue to trade under the same ticker symbol on the New York Stock Exchange and be led by KRG’s Executive Leadership Team.

4)	How will this transaction impact me and what can I expect until the transaction is closed?

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We expect the transaction to close during the 4th quarter of 2021, subject to RPAI and KRG’s shareholder approvals and other customary closing conditions. Until then, it remains business as usual with RPAI and KRG continuing to operate as separate and distinct companies.

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We expect the integration process will be smooth and streamlined, with minimal interruption to our day-to-day operations. The integration of the respective parties’ team members will be reviewed and solidified over the coming months in anticipation of the closing of the merger. Until then, it is business as usual and all RPAI’s policies and practices will continue in the ordinary course. We are committed to keeping you informed as we evaluate and consider the best approaches to policies and practices going forward. We are counting on each of you to focus on continued operational excellence and meeting our shareholders’ and tenants’ needs.

5)	When do you expect the transaction to close?

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We expect the transaction to close during the 4th quarter of 2021, subject to shareholder approvals and other customary closing conditions. Until then, it remains business as usual with RPAI and KRG continuing to operate as separate and distinct companies.

6)	Will there be layoffs?

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Integration planning will soon begin, and as we go through this process, we will work to determine what staffing changes may be needed for both companies. We are committed to keeping you informed as we evaluate and consider the best approaches to integration and expect decisions will be made as quickly as possible.

7)	If my position is eliminated in the one year following the transaction, will severance pay be offered?

•	Yes, Employees will be eligible to receive an enhanced severance package upon qualifying terminations of employment as follows:

•	Employees considered “Band 1-3” will receive 3 months of Monthly Total Compensation.

•	Employees considered “Band 4-6” will receive 4 months of Monthly Total Compensation.

•	Employees considered “Band 7-8” will receive 6 months of Monthly Total Compensation.

Monthly Total Compensation is the sum of (i) one-twelfth (1/12) of the Employee’s annual base salary plus (ii) one-twelfth (1/12) of the Employee’s target bonus.

Example: Employee A has been employed by RPAI and considered Band 4, earns an annual base salary of $100,000 with a 10% bonus target.

•	Annual base salary: ($100,000)(1/12) = $8,333.34

•	Target bonus: ($10,000)(1/12) = $833.34

•	Total Severance: $8,333.34 + $833.34 = $9,166.68 X 4 months = $36,666.72

•	In addition, 2021 bonuses will be paid on or within 30 days following the closing.

To be eligible to receive any of the payments described above, Employees must remain actively employed through the date of closing, and to be eligible to receive the severance payments, Employees must timely execute and not revoke a release of claims. Specific details will be forthcoming.

8)	If my employment is terminated as a result of this transaction, what will happen to my medical benefits?

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All Employees will be eligible to continue medical, dental, and vision coverage through a program commonly known as COBRA. As part of the severance package described above, Employees who currently participate in RPAI’s medical plan will be offered up to 6 months of continued coverage. At this time, we do not know whether RPAI’s current medical plan will continue or if Employees will be transitioned to KRG’s medical plan. More information will be provided on this when available.

9)	If my employment is terminated as a result of this transaction, what will happen to my 401(k) benefits?

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Any vested amounts in the 401(k) plan belong to the Employee and cannot be lost or forfeited as a result of this transaction. We are still working out the details of how the plans will be administered going forward, and additional information will be provided once available.

10)	What will happen with my RPAI stock?

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Unvested restricted stock granted pursuant to RPAI’s Amended and Restated 2014 Long-Term Equity Compensation Plan will be assumed by KRG and converted into KRG restricted stock subject to substantially the same terms and conditions (e.g., vesting schedule).

All restricted stock will be fully vested if an Employee is terminated without cause or has a qualifying termination within one year following the transaction.

•	For Employees and other RPAI shareholders, any vested shares of stock you own will be converted automatically to shares of KRG at closing.

11)	How does this affect our retail tenants?

•	The transaction does not affect RPAI’s existing lease agreements – it remains business as usual.

12)	What can I tell our tenants?

•	We are still working out the details of the tenant communication strategy and more information will be provided soon.

•	If you are contacted by a tenant, you should reiterate that it is business as usual and that RPAI values and remains committed to its relationship with them.

13)	I know a few people at KRG; should I reach out to them or stop by their property?

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We are coordinating communication between the companies through both companies’ executive leadership teams and will keep you posted on our plans to make introductions, conduct group meetings, and create similar opportunities for everyone to meet. We ask that you please let this process play out and not reach out directly.

14)	When will I receive additional information on the transaction?

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For now, it remains business as usual, and you should continue to focus on executing your daily responsibilities and ensuring our tenants are well served. We will update you as information becomes available.

15)	What should I do if the media calls?

•	It is important that we speak in one voice, so please refrain from commenting and refer all media inquiries to Steve Grimes, Julie Swinehart, or Tim O’Connell.

16)	Whom should I contact if I have more questions about the transaction and what it means for me?

•	Please talk with your direct supervisor or Lauren Whaley.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Retail Properties of America, Inc. (“RPAI”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements include, but are not limited to, statements related to the anticipated merger with KRG and the anticipated timing and benefits thereof; and other statements that are not historical facts. These forward-looking statements are based on RPAI’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the possibility that the proposed transaction is not completed on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of RPAI and KRG management from ongoing business operations; failure to realize the expected benefits of the acquisition; unexpected costs or liabilities relating to the proposed transaction; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that RPAI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of KRG’s common stock or RPAI’s common stock; the possibility that, if KRG does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of KRG’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for KRG’s common stock or preferred stock or KRG’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; adverse effects of pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting KRG and RPAI, including those described from time to time under the caption “Risk Factors” and elsewhere in KRG’s and RPAI’s Securities and Exchange Commission (“SEC”) filings and reports, including KRG’s Annual Report on Form 10-K for the year ended December 31, 2020, RPAI’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which KRG or RPAI are not currently aware may also affect RPAI’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by RPAI on its website or otherwise. RPAI undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed transaction, KRG will file with the SEC a registration statement on Form S-4, which will include a document that serves as a joint proxy statement/prospectus of KRG and RPAI. A joint proxy statement/prospectus will be sent to all RPAI stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR

SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KRG, RPAI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by KRG also will be available free of charge by accessing KRG’s investor relations website at http://ir.kiterealty.com/ or, alternatively, by directing a request to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204 and documents filed with the SEC by RPAI also will be available free of charge by accessing RPAI’s website at www.rpai.com under the heading Invest or, alternatively, by directing a request to RPAI at ir@rpai.com or 2021 Spring Road, Suite 200, Oak Brook, IL 60523, telephone: (855) 247-RPAI (7724).

Participants in the Solicitation

KRG and RPAI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from KRG’s shareholders and RPAI’s stockholders in connection with the proposed transaction. Information about KRG’s trustees and executive officers and their ownership of KRG’s common shares and units of limited partnership interest of Kite Realty Group, L.P. is set forth in KRG’s proxy statement for its Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 31, 2021. Information about RPAI’s directors and executive officers and their ownership of RPAI’s common stock is set forth in RPAI’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 31, 2021. To the extent that holdings of KRG’s or RPAI’s securities have changed since the amounts reported in KRG’s or RPAI’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.